Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

September 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Kyle Wiley
Matthew Crispino
Inessa Kessman
Robert Littlepage

Re:	Rezolve AI Limited
Amendment No. 1 to Registration Statement on Form F-4
Filed August 10, 2023
File No. 333-272751

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated August 28, 2023 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant”) Amendment No. 1 to Registration Statement on Form F-4, filed with the Commission on August 10, 2023 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

U.S. Securities and Exchange Commission

September 22, 2023

Amendment No. 1 to Registration Statement filed on Form F-4

Risk Factors

Risks Relating to Rezolve’s Business and Industry

We expect to rely on a limited number of customers for a significant portion of our near-term revenue., page 64

1.

Staff’s comment: We note your response to prior comment 21 and reissue it, in part. Please describe the material terms of your agreement with Radio Group, including the term and any material termination provisions. For example, we note that Radio Group is permitted to terminate the marketing agreement “subject to notice and certain other provisions.” Please identify the “certain other provisions.”

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 227-228 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 98

2.

Staff’s comment: At the forefront of your pro forma financial statements, please highlight conditions that will prevent the business combination from being consummated. Specifically, your disclosure should highlight the satisfaction or waiver conditions of Nasdaq. Discuss what redemptions have taken place to date and how you plan to satisfy Nasdaq requirements.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101 of the Amendment.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 104

3.

Staff’s comment: It appears your pro forma net (loss) income assuming maximum redemptions does not add up when footed across. Similarly, it appears the amount of pro forma income (loss) before taxes assuming no redemptions does not sum when footed down. Please revise accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Amendment.

Note 2 - Unaudited pro forma condensed combined balance sheet adjustments, page 106

4.

Staff’s comment: We note your response to comment 7 and the disclosure to footnote (a). If you do not have the funds available to pay for the transaction costs, you should clearly disclose this in your filing. Also, if you intend to raise the funds by issuing equity, in a separate adjustment give pro forma effect to this issuance. Disclose in a footnote the details of this issuance including the number of shares that will be issued and the estimated price per share.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of the Amendment.

5.

Staff’s comment: We note the revised disclosure in footnote (b) and your response to comments 8 and 9. Please clearly disclose in this footnote and elsewhere, as applicable, that the Charter Limitation in the Armada Charter prohibits Armada from closing the Business Combination since your net tangible assets are less than $5,000,001 immediately prior to and upon consummation of the business combination. Further, clarify that a third-party financing would be in the form of an issuance of equity, as an issuance of debt would have no net effect on net tangible assets since it would increase both assets and liabilities.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108 of the Amendment. The Registrant respectfully advises the Staff that footnote (b) is now footnote (g).

6.

Staff’s comment: We note your response to comments 12 and 13 and the revised disclosure in footnote (o). In this regard, we note fees disclosed in Note (o) do not equal adjustments made in the pro forma financial statements. Tell us why or revise accordingly. Also, disclose the terms of each equity issuance, including how much cash has been raised to date. Each equity issuance should be discussed in plain English and have its own footnote, providing readers with clarity and ease of understanding.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 103-108 of the Amendment.

U.S. Securities and Exchange Commission

September 22, 2023

Business of Rezolve Limited, page 212

7.

Staff’s comment: We note your response to prior comment 18 and reissue it, in part. We note that you currently only derive revenues via the sale of radio advertisements and transaction fees on ticket sales. In order to provide investors with a better understanding of your business, please balance your disclosure here and elsewhere as appropriate with equally prominent disclosure of your current operations. Additionally, please disclose when you expect to commercialize your commerce and engagement platform.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 219 and 226-227 of the Amendment.

Rezolve’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 227

8.

Staff’s comment: We note your response to comment 20. Given that Mr. Schwenk is ANY’s director of marketing (marking is ANY’s only source of revenue), and the sole shareholder of Radio Group, we are not persuaded by your assertion that Radio Group is not a related party. Please revise the disclosure to explain your relationship with Radio Group and disclose all related party transactions in accordance with ASC 850-10-50. Disclose the amounts of related party transactions on the face of the balance sheet, statement of comprehensive income, and statement of cash flows in accordance with Rule 4-08(k) of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully disagrees with the Staff’s comment and has set out their analysis as to why the Radio Group is not a related party:

850-10-15-2 applies to all “reporting” entities. ASC 850-10-20 explains that while related parties may be management of the entity, Mr. Schwenk is not management of the Company or the reporting entity, and rather was the managing director of ANY for a brief transition period in August 2021, before the Company obtained control of ANY under the Variable Interest Entity model.

Mr. Schwenk’s role with ANY as the Managing Director ceased on September 1, 2021, when Heiko Carstens became the Managing Director of ANY, reporting into Peter Vesco.

Mr. Schwenk’s brief role with ANY was to successfully transition the advertising business of the Radio Group to ANY before the commencement of Mr. Carsten’s employment.

After the cessation of Mr. Schwenk’s role of Managing Director, Mr. Schwenk had no further involvement in the operations of ANY.

The Company also considered (f) and (g) of 850-10-20:

f. Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests

While Radio Group is a party to which ANY deals with and Mr. Schwenk remains the managing director of Radio Group, the Radio Group may sell unsold advertising slots to a third party if ANY chooses not to purchase them. Therefore Radio Group may pursue its own separate interests. The Radio Group may also sell paid non-advertising programming slots and purchase other radio stations and channels of broadcast media without influence from ANY, Rezolve or their management. The purchase of another radio station would not fall into the current scope of radio advertising slots sellable by ANY. The inclusion of other radio stations would require a new contract or amendment to the current contract.

g. Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests

Mr. Schwenk is not able to influence ANY in any way that might prevent ANY from fully pursuing its own separate interests. ANY may purchase radio advertising slots on radio stations not owned by the Radio Group and then sell them to advertisers. Further, one of the key reasons Rezolve acquired ANY was to acquire an existing sales team which could sell Rezolve technology. These separate interests are examples of decisions which Rezolve’s management may pursue without influence from Mr. Schwenk and or the Radio Group.

9.

Staff’s comment: You disclose and discuss EBITDA and Adjusted EBTIDA prior to disclosing and discussing the comparable GAAP measure. Please disclose and discuss the comparable GAAP measure, net income (loss), with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 234-237 of the Amendment to disclose and discuss any Non-GAAP measures after disclosing and discussing the comparable GAAP measure.

U.S. Securities and Exchange Commission

September 22, 2023

2. Basis of presentation and summary of significant accounting policies

2.1 Basis of presentation, page F-9

10.	Staff’s comment: We note your response to comment 28. In this regard:

•

Tell us why the draft financial information presented in your February 15, 2023 letter, are significantly different from the financial information in this filing. Your response should address both quantitative and qualitative factors.

•	Tell us if the facts and circumstances noted in your February 7, 15, and March 1, 2023 letters, have remained the same, including the timeline as to the disposition of the China business.

•	Tell us if you have continued to fund the China business in 2023 and when you plan to seize funding that business.

•	Revise the disclosure in the filing to clearly, in plain English, discuss the reason(s) for the Demerger, similar to what you stated in your February 7, 2023 letter.

•	Tell us your consideration as to whether the transactions with the China business should be reported as related party transactions.

Response: The Registrant respectfully acknowledges the Staff’s comment and has set forth its response below.

1. Draft financial information

The magnitude of the changes from the supplemental information provided compared to the final financial statements is primarily due to the accounting for demerging Rezolve Shanghai, ANY’s fourth quarter 2022, goodwill impairment review had not yet been concluded and the valuation of share-based payments had not been concluded.

The draft financial information as at and for the year ended December 31, 2021 presented in the February 15, 2023 request for supplemental information differs due to the following:

•

Business Development expenses – Upon receiving the waiver from the SEC staff to not report the balances and results of its Rezolve Shanghai business for the years ending December 31, 2021 and 2022, the Company reclassified all cash transfers to Rezolve Shanghai. The Company previously accounted for this as an intercompany investment, eliminated upon consolidation. Under the new basis of presentation, as described in Note 2.1 of the Combined Carve-out Financial Statements, the costs have been charged to General & Administrative expenses, increasing the total costs and net loss from continuing operations by $5.2 million.

•	$1.5 million of Other Expenses – The Company included an estimate of Operating loss rather than Net loss from continuing operations before taxes.

As of and for the Year ended December 31, 2021

In $millions	Total Assets at Year End	Net income or (loss) from continuing operations before taxes (after Intercompany eliminations)	Total Revenue
Per February 15, 2023 supplemental information
Rezolve Limited	31.7	(36.8)	34.8
Less Rezolve Shanghai	9.3	(6.0)	30.7

Rezolve Limited excluding China	22.4	(30.8)	4.1
Reconciling items
Business Development expenses		(5.2)
Other Expenses		(1.5)
Other		(0.2)	(0.2)

Per August 9, 2023, first amended F-4	22.4	(37.7)	3.9

Rezolve Shanghai as a Percentage of Rezolve Limited
	Total Assets at Year End	Net income or (loss) from continuing operations before taxes (after Intercompany eliminations)	Total Revenue
Per February 15, 2023 supplemental information	29%	16%	88%
Per August 9, 2023	29%	14%	89%

U.S. Securities and Exchange Commission

September 22, 2023

The draft financial information as at and for the year ended December 31, 2022 presented in the February 15, 2023 supplemental information differs due to the following:

•	The financial information was a draft and not finalized before the Company had fully completed it’s preparation of the financial statements of the year ended December 31, 2022.

•	Total assets changed due to:

•	A goodwill impairment charge of $7.4 million was recognized.

•

The Company entered into an agreement to let a payable to a local partner in China be settled by a receivable from another local partner, reducing the total assets by $16.0 million. The Company adjusted for this in the total assets of Rezolve Shanghai in its request for supplemental information, however due to an oversight, the total assets of Rezolve Limited were not reduced.

•	The draft financial information included a draft balance sheet results from our Germany operation ANY, upon which finalized resulted in a further $2.0 million in assets.

•	Net loss from continuing operations before taxes (after intercompany eliminations) changed due to:

•	A goodwill impairment charge of $7.4 million was recognized, largely due to adverse changes in the outlook for the Company’s German business, ANY.

•

The draft financial information included a income statement of our German subsidiary ANY for the first nine months of 2022. Once the full year results were finalized it resulted in an additional net income of $0.6 million for our German operations.

•	Share-based payments were recorded, largely due to availability of the Company’s year-end financial results and significant grant of share options that occurred in November 2022.

•

Upon receiving the waiver from the SEC staff to not report the balances and results of its Rezolve Shanghai business for the years ending December 31, 2021 and 2022, the Company expensed all cash transfers to Rezolve Shanghai. The Company previously accounted for this as an intercompany investment, eliminated upon consolidation. Under the new basis of presentation, as described in Note 2.1 of the Combined Carve-out Financial Statements, the costs have been charged to General & Administrative expenses, increasing the total costs and net loss from continuing operations by $7.1 million.

•	Other Costs of $1.6 million were reduced after completing our year-end financial close.

•

Total Revenue changed by $4.1 million due to the final financial statements for ANY having been submitted to the Company. The request for supplemental information included only the results of ANY for the nine months ending September 30, 2022.

As of and for the Year ended December 31, 2022

In $millions	Total Assets at Year End	Net income or (loss) from continuing operations before taxes (after Intercompany eliminations)	Total Revenue
Per February 15, 2023 request for supplemental information
Rezolve Limited	33.9	(41.1)	48.2
Less Rezolve Shanghai	3.4	(9.2)	40.0

Rezolve limited excluding China	30.5	(31.9)	8.2
Goodwill impairment	(7.4)	(7.4)
China Adjustment	(16.0)
ANY Q4 Financial Performance	2.0	0.6	4.1
Share-based payments		(60.0)
Business Development expenses (China)		(7.1)
Other	0.3	1.6

Per August 9, 2023, first amended F-4	9.4	(104.2)	12.3

Rezolve Shanghai as a Percentage of Rezolve Limited
Per February 15, 2023	10%	22%	83%
Per August 9, 2023	27%	8%	76%

U.S. Securities and Exchange Commission

September 22, 2023

2. Facts and circumstances set out in the February 7, 15, and March 1, 2023 letters

The facts and circumstances set out in the above mentioned letters remain the same, apart from the timeline to complete the disposition of the China business. We expect that the disposition will be completed in October 2023, before close of the Business Combination transaction.

3. Funding of China business

The Company has funded $0.6 million of costs to the China business for the year to date June 30, 2023.

These costs are to support the run-off of the business and we expect to cease funding the China business once the disposition is complete.

4. Reasons for the demerger

The Registrant has amended the disclosures on page [245 and F-9] of the Amendment.

5. Consideration of the transactions with the China business as related party transactions

The Company does not object with the Staff’s comment to report the Business Development costs as “Related party transactions” and has included these in Note 16 of the Company’s Combined Carve-Out Financial Statements for the year ended December 31, 2022.

2.7 Revenue recognition, page F-12

11.

Staff’s comment: We note in your response to comment 31 you state, “ANY has the entire discretion in establishing the price, as stipulated in 3.3 of the Marketing Agreement.” However, section 3.3 of the Marketing Agreement states, “Once a year, the radio price lists are coordinated between ANY and the respective radio society. ANY will submit a proposal for this. The respective parties will exchange views on this and reach a consensus within one week.” Please explain this apparent contradiction between your response and the agreement.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant inadvertently made reference to 3.3 in the Marketing Agreement in its response, as this section refers to ANY’s ability to negotiate the price it pays the Radio Group for the advertising slots. Section 3.3 of the Marketing Agreement creates ANY’s inventory risk since, when purchasing the radio advertising slots from the Radio Group, it also gives ANY control over the radio advertising slots. Sections 3.1, 3.2 and 4.1 demonstrate control and sale of the radio advertising slots as they discuss the sales process by ANY.

ANY then separately determines the price of the radio advertising slots which it charges the customer.

We also refer to the Registrant’s response to Staff comment 12 and encourage the review of the price sheet sent under separate cover, which supports ANY’s ability to establish the sales price to customers.

12.	Staff’s comment: We note your response to comment 31. Regarding your contracts with advertisers, please tell us:

•	the terms;

•	who signs the agreements with the advertiser;

•	who do the advertisers believe is providing the service; and

•	if Radio Group has any rights regarding what advertisements are aired and when they are aired.

Also, please provide us with an example of a typical contract with an advertiser.

Response: The Registrant respectfully acknowledges the Staff’s comment and has set forth its response below.

•	The terms – The Registrant is supplementally providing an example of an advertising contract, which contains the standard terms and conditions found in a typical contract with an advertiser.

•	The agreement is signed by an ANY sales employee and the advertiser.

•

The advertisers believe that ANY is providing the service as a reseller, due to the fact that ANY is selling the slot to the customer for a specific time on a specific Radio Group Radio Station at a specific price. Furthermore, changes to the booking slots must be made directly with ANY as the seller and not the Radio Group, as noted in the standard General Terms and Conditions.

U.S. Securities and Exchange Commission

September 22, 2023

•

Apart from the requirement to comply with German media regulations, the Radio Group has no rights regarding what advertisements are aired and when they are aired. ANY sells the advertisers the advertising slot to be aired at a specified time on a specific Radio Group radio station. Please refer to the standard terms and conditions which demonstrates ANY’s ability to control the radio advertising slots via clauses 17 and 18 which explains how an advertiser must contact ANY for the scheduling of the radio advertisement slot.

The Registrant is also supplementally providing under separate cover ANY’s price sheet which lists the price for the length, specific radio advertising time and radio station.

13.

Staff’s comment: We note on page 64 “[t]he terms and conditions of the marketing agreement with Radio Group permit Radio Group to terminate the Company’s ability to sell customers radio advertisements on a Radio Group radio station at any time.” In light of this, if Radio were to terminate the marketing agreement, tell us how this would affect your relationship with your customers, the advertisers.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that if the Radio Group were to terminate the marketing agreement, the Registrant may still have a relationship with the advertising customers. However, the ability to sell radio advertisements would be adversely impacted until alternative distribution channels such as other radio station companies are identified.

14.

Staff’s comment: We note on page 227 that you derive revenue through “[t]he sale of radio advertisements in our German subsidiary Any Lifestyle Marketing GmbH (“ANY”) to a single customer, Radio Group GmbH and its related companies.” However, on page F-12 you state “ANY’s customers include national advertisers, retailers and merchants.” It appears there is a contradiction in your disclosure as to who is your costumer. Please explain.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 230 of the Amendment to be consistent with page F-12.

2.17 Shareholders’ deficit and reserves, page F-15

15.

Staff’s comment: We note your response to comment 32 and your new disclosure on page F-16. Given the significance of the future stock compensation expense to your financial statements, please include similar disclosure at the forefront of your MD&A. Also, tell us your consideration as to whether this expense should be reflected in your pro forma financial statements.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 240 of the Amendment and included in the MD&A a similar disclosure to the Financial statements, note 2.17 Shareholders’ deficit and reserves. Additionally, this expense has been reflected in the pro forma financial statements.

14. Expenses and other Non-operating (income) expense, net, page F-30

16.

Staff’s comment: We note your response to comment 35. However, since non-compete arrangements are related to your business operations, we continue to believe a share based payment for a non-compete agreement should be included in operating expenses. Please revise accordingly.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 233, 234-237, 240, F-5 and
 F-30 of the Amendment.

15. Business Combinations, page F-32

17.

Staff’s comment: We note from your response to comment 36 that Peter Vesco has power of attorney over ANY. Please tell us why Peter Vesco held the power of attorney rather than Rezolve, and why you attribute Peter Vesco’s power to Rezolve.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that:

Peter Vesco is the Chief Commercial Officer and General Manager, Europe Middle East and Africa (“EMEA”) of Rezolve Limited.

Peter Vesco is a German citizen, resides in Germany and German is his native language. ANY is a German entity.

Peter Vesco was the officer of Rezolve Limited who identified the advertising sales business of Radio Group, which was later incorporated as ANY, as an acquisition and approached Radio Group to gauge their interest in Rezolve Limited’s offer.

U.S. Securities and Exchange Commission

September 22, 2023

Rezolve Limited and its President and CEO, Dan Wagner, decided it was logical to grant Peter Vesco as the “Power of Attorney” since:

•	Peter Vesco is an officer of Rezolve Limited who reports directly to the President and CEO of Rezolve Limited.

•	Peter Vesco reads and speaks German, providing him the ability to approve and sign the contracts of ANY.

•	Peter Vesco is the key decision maker of ANY and all significant decisions must be approved by him.

•

Peter Vesco’s ultimate employer is Rezolve Limited, and his role at ANY is in furtherance of his role at Rezolve Limited, and not in potential conflict with those obligations to Rezolve Limited. The legal duty of an employee to its employer is not to perform any acts contrary to the interests of the employer while actively employed by the employer.

It therefore made sense to grant Peter Vesco the Power of Attorney of ANY from August 2021.

18.

Staff’s comment: We note from your response to comment 36 that Peter Vesco chairs a weekly executive meeting with ANY management, and they comprise “the decision-making group”. Further you stated that no decision-making is made without Peter Vesco’s approval. Please elaborate on ANY’s management’s involvement in decision-making, and whether ANY’s management is required to approve decisions regarding activities that most significantly affect the economic performance of ANY. Refer to ASC 810-10-25-38A.

Response: The Registrant is respectfully responding to the Staff’s comment and advises the Staff that:

Peter Vesco is the Chief Commercial Officer and General Manager, Europe Middle East and Africa (“EMEA”) of Rezolve Limited.

Dan Wagner is the President and CEO of Rezolve Limited and Chief Decision Maker. Peter Vesco is based in Germany where ANY is located and reports directly to Dan Wagner. Peter Vesco’ s role is to implement all decisions that significantly affect the economic performance of ANY as agreed with Dan Wagner. Peter Vesco also has control over decisions that are less consequential and leads the ANY’s management team.

ANY’s local management makes day-to-day operational decisions and report to Peter Vesco. ANY’s management is not required to nor allowed to approve any decisions regarding activities that most significantly affect the economic performance of ANY without Peter Vesco’s approval. Further, any day-to-day operational decisions are unlikely to significantly impact the economic performance of ANY.

All decisions that significantly affect the economic performance of ANY must be approved first by Peter Vesco and then by Dan Wagner

These decisions that most significantly affect the economic performance include:

•	Budgets and forecasts

•	Price sheets

•	Items which may impact financial performance

•	Sales and marketing strategy

•	Hiring and termination of key employees

•	Use of Rezolve Limited’s technology in radio advertising slots

Peter Vesco has control over decisions that are less consequential.

These decisions may directly impact the amount of the gains available to the Registrant from the anticipated sales of its technology to ANY’s advertising customers. These sales would not be possible without the creation of ANY and the acquisition of its customer list and most importantly, the need for Peter Vesco and or Dan Wagner’s approval of all significant decisions.

U.S. Securities and Exchange Commission

September 22, 2023

19.

Staff’s comment: We note from your response to comment 20 that the decision-making authority for ANY rests with Dan Wagner and Peter Vesco, which appears to contradict your response to comment 36. Please clarify.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that Peter Vesco is an officer of Rezolve Limited, and the only Rezolve Limited officer in ANY’s meetings. Peter Vesco’s primary obligation is to Rezolve Limited and his role at ANY is in furtherance of fulfilling his responsibilities to Rezolve Limited. Peter Vesco reports to Dan Wagner, and Dan Wagner is able to direct activity of ANY through Peter Vesco, an officer of Rezolve Limited physically present in Germany where ANY is located.

ANY has a local management team, which includes Heiko Carstens as the Managing Director. However, no significant decisions are made without Peter Vesco’s approval and Peter Vesco consults with Dan Wagner before approving any such significant decisions.

All decisions that significantly affect the economic performance of ANY must be approved first by Peter Vesco and then by Dan Wagner.

These decisions that most significantly affect the economic performance include:

•	Budgets and forecasts

•	Price sheets

•	Items which may impact financial performance

•	Sales and marketing strategy

•	Hiring and termination of key employees

•	Future sales of Rezolve Limited’s technology for use in radio advertising slots

20.

Staff’s comment: We note from your response to comment 36 that Rezolve will be the beneficial owner of revenues and income of ANY and that you are obligated to fund losses in ANY. Please explain more clearly Rezolve’s economic rights in, and obligations to, ANY, and the sources for such rights and/or obligations. In addition, explain to us more clearly how they represent variable interests in ANY. In this regard, to the extent you have a service contract with ANY, provide us your analysis of ASC 810-10-25-38J and 55-37 in determining whether the service contract represents a variable interest.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises that Staff that it does not have any service contracts with ANY, and therefore has not provided an analysis of a service contract in accordance with ASC 810-10-25-38J and 55-37.

Analysis of economic rights:

The phrase “economic right(s)” are not defined in ASC 810.

The Company considers the following to be its most significant economic rights in ANY:

•

The purchase of ANY provided Rezolve with access to and rights to use a customer list of +7,000 merchants and the ability for Rezolve to embed its software into German radio advertisements, creating triggers for mobile phone user’s handsets that have the ANY Lifestyle application installed; such triggered responses can be sold for an additional cost to advertisers.

•

Rezolve has a pecuniary interest in ANY since its creation, as Rezolve may create an application for mobile users co-branded with ANY and generate merchant transaction revenue, both of which when combined with the customer list of ANY, offers the opportunity for Rezolve to participate directly in the profits created by ANY. Nothing forbids Rezolve from making applications for the German market and marketing them to ANY’s customers.

•

On August 30th, 2021, the sellers (Radio Group) of ANY signed and executed an agreement which stated that Rezolve Limited will be the beneficial owner of the revenues and income of ANY. This provides Rezolve with the right to receive all financial benefits from the ongoing operation of ANY that could potentially be significant to ANY.

U.S. Securities and Exchange Commission

September 22, 2023

The Company refers to the definition of variable interests as described in the master glossary of ASC 810.

Glossary

810-10-20

Variable Interests

The investments or other interests that will absorb portions of a variable interest entity’s (VIE’s) expected losses or receive portions of the entity’s expected residual returns are called variable interests. Variable interests in a VIE are contractual, ownership, or other pecuniary interests in a VIE that change with changes in the fair value of the VIE’s net assets exclusive of variable interests. Equity interests with or without voting rights are considered variable interests if the legal entity is a VIE and to the extent that the investment is at risk as described in paragraph 810-10-15-14. Paragraph 810-10-25-55 explains how to determine whether a variable interest in specified assets of a legal entity is a variable interest in the entity. Paragraphs 810-10-55-16 through 55-41 describe various types of variable interests and explain in general how they may affect the determination of the primary beneficiary of a VIE.

810-10-25-54

The reporting entity shall consider whether it holds an implicit variable interest in the VIE or potential VIE. The determination of whether an implicit variable interest exists shall be based on all facts and circumstances in determining whether the reporting entity may absorb variability of the VIE or potential VIE. A reporting entity that holds an implicit variable interest in a VIE and is a related party to other variable interest holders shall apply the guidance in paragraphs 810-10-25-42 through 25-44B to determine whether it is the primary beneficiary of the VIE. The guidance in paragraphs 810-10-25-49 through 25-54 applies to related parties as defined in paragraph 810-10-25-43. For example, the guidance in paragraphs 810-10-25-49 through 25-54 applies to any of the following situations:

a. A reporting entity and a VIE are under common control.

b. A reporting entity has an interest in, or other involvement with, a VIE and an officer of that reporting entity has a variable interest in the same VIE.

c. A reporting entity enters into a contractual arrangement with an unrelated third party that has a variable interest in a VIE and that arrangement establishes a related party relationship

ANY was formed in August 2021 using a structure which was designed by Rezolve’s general legal counsel. ANY was designed to allow Rezolve to benefit from the assets of ANY, including the customer list, and enjoy the benefit from sales of advertisements on the Radio Group stations while remaining in compliance with local laws related to the ownership of media organizations.

Should a significant customer such as a national advertiser be lost from ANY, Rezolve’s pecuniary interest would be adversely impacted by the loss in value of ANY’s customer list which may also adversely impact Rezolve’s net assets and revenues. This is key to identifying whether a variable interest exists since the net assets of ANY would be adversely impacted and thus impacting Rezolve.

Rezolve has an obligation to ANY to fund all working capital shortfalls. This was an oral arrangement at inception of ANY since the Company did not have any credit history and had no means of raising external financing. As at June 30, 2023, ANY owes Radio Group $793,356, which Rezolve will have to fund.

21.

Staff’s comment: It appears that you filed the May 24, 2023 purchase agreement for the equity interests. Please provide us with the agreement(s) on or around August 30, 2021, that gave rise to Peter Vesco’s power of attorney and also defined the consideration ANY is obligated to pay Rezolve for its services. Provide us with any amendments to the agreements that defined the rights and obligations of the parties.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that

•	ANY does not have a service agreement with Rezolve,

•	Rezolve has the rights to ANY’s income, and

•	Rezolve has an obligation to fund ANY.

The Registrant is supplementally providing Peter Vesco’s Power of Attorney under separate cover.

The Registrant wishes to also clarify that:

•	Peter Vesco was also appointed Chairman of ANY as of August 28th, 2021.

•	On September 1, 2021, Heiko Carstens commenced his role as Managing Director of ANY, replacing Stephan Schwenk who served as the interim Managing Director of ANY.

•	Mr. Carstens reports to Mr. Vesco.

U.S. Securities and Exchange Commission

September 22, 2023

The Registrant is supplementally providing Mr. Carstens employment contract under separate cover.

22.

Staff’s comment: Please explain to us the reason for the acquisition of the equity interests of ANY in February 2022, the subsequent loss of the equity interests in December 2022, and potential re-acquisition of the equity interests in 2023, in light of your reported controlling financial interest since August 2021.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that ANY was a newly created company (incorporated August 13, 2021). The purpose of its creation was to provide Rezolve with an established sales organization who have decades of experience in selling radio advertising slots to major German advertisers and brands. The sales organization was previously part of the Radio Group GmbH (“the Radio Group”) and two subsidiaries. By leveraging the relationships that the sales organization had with their customers, Rezolve was given a clear path to upsell its technology to those very same advertisers rather needing to create a new sales organization which takes time and is often fraught with recruitment and training challenges and costs. In addition, with the sale of radio advertising slots, Rezolve could incentivize advertisers to run Rezolve enabled radio advertising slots, using Rezolve audio watermarks and other triggers.

The shareholders of Radio Group intended to carve-out its sales organization for the benefit of receiving shares in Rezolve, for which the benefit would be realized by the Radio Group shareholders upon a future listing of Rezolve.

The previous shareholders of ANY from incorporation to February 11, 2022 were three legal entities of the Radio Group.

On August 30, 2021, the Company signed a binding term sheet (“the binding term sheet”) to acquire a controlling interest in ANY, in an all-stock deal.

The purchase consideration of ANY was settled by issuing an aggregate of 14,427,185 ordinary shares of Rezolve on February 11, 2022 at which point the legal ownership of the shares in ANY was obtained by Rezolve.

February 2022 – Acquisition of ANY interests

The acquisition of the equity interests in February 2022 was due to an administrative lag despite the binding term sheet being signed and executed in August 2021.

December 2022 - Subsequent loss of equity interests

The binding term sheet contained clauses under which the purchase consideration could be adjusted depending on the valuation of the Company after completion of an Initial Public Offering or Business Combination. If the Company had not yet listed by June 30, 2022, the ownership of ANY would have reverted automatically to the sellers. In June 2022, the Company and the Sellers agreed to extend this deadline to December 2022. The listing had not yet happened by December 2022, and in accordance with the binding term sheet the ownership automatically triggered back to the sellers under local law as no further extensions has been executed by that point. Prior to this, the Company and the sellers began negotiating the amended purchase consideration. In December 2022 the purchase consideration of 14,427,185 ordinary shares was reclassified as deferred shares in accordance with the original binding term sheet.

Intended re-acquisition in 2023

The Company intends to re-acquire the equity interests of ANY at the earlier of 1) Close of a Business Combination with Armada Acquisition Corp I and Initial Public Offering or 2) Having sufficient funds to pay for the amended purchase consideration.

Rezolve’s control of ANY under the Variable Interest Entity model is not impacted by any of these changes.

General

23.	Staff’s comment: Please update your filing to include the financial statements of Armand Acquisition Corp. I for the nine months ended June 30, 2023.

Response: The Registrant respectfully acknowledges the Staff’s comment and has included the financial statements for Armada for the nine months ended June 30, 2023 on pages F-95-99 of the Amendment.

* * *

U.S. Securities and Exchange Commission

September 22, 2023

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Gerry Williams at (404) 736-7891 or Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Sincerely,

Rezolve AI Limited.

/s/ Daniel Wagner Name: Daniel Wagner
Title: Chief Executive Officer

cc:	Penny Minna, Esq.

DLA Piper LLP (US)

Michael C. Labriola

Wilson Sonsini Goodrich & Rosati P.C.